

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2021

Rohan Palekar
Chief Executive Officer
89bio, Inc.
142 Sansome Street, 2nd Floor
San Francisco, CA 94104

> **Re: 89bio, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 25, 2021**
> **File No. 333-254684**

Dear Mr. Palekar:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Deanna Virginio at 202-551-4530 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ryan A. Murr, Esq.